Via Facsimile and U.S. Mail
Mail Stop 4720

September 16, 2009

Mr. Bradley Meier
President and Chief Executive Officer
Universal Insurance Holdings, Inc.
1110 West Commercial Blvd., Suite 100
Fort Lauderdale, FL 33309

Re: Universal Insurance Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed March 13, 2009
File No. 001-33251

Dear Mr. Meier:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Factors Affecting Operating Results and Market Price of Stock
Adequacy of Liability for Losses, page 9

1. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for each of the ten years. If you believe that the presentation of Industry Guide 6 table on a basis net of reinsurance is meaningful to investors, please include the following additional data for each year in the table:

- A reconciliation of the net end of period liability with the related gross liability each year.
- The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable.
- The gross cumulative redundancy or deficiency.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Insurance Liabilities, page 27

2. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please revise your disclosure to include the following information and also consider providing any additional information to achieve this objective.

   a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. In your disclosure, include the description of the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well. In addition, to the extent your interim procedures for determining the reserve for loss and loss adjustment expense defers from the annual procedures, describe the differences.
   b. If you utilize an actuary in estimating the liability for unpaid claims and claims adjustment and make adjustments to the actuarial estimates, provide the following information:
      1. Description of the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
      2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the

       method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

    c. Your current explanation for the adjustments in the prior period estimates is vague. Revise your discussion to more specifically identify the factors contributing to the development on non-catastrophe losses in 2007 and 2008 and why 2004 hurricane losses were higher than expected in 2007. Your discussion should identify the new events to support the timing of the adjustments and describe how the development of your key assumptions differed from the original assumptions.

    d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

        1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

        2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

    e. In order to show potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Liquidity and Capital Resources, page 33

3. Since estimated losses reserves and interests on long-term debt represent a significant portion of your future cash requirements, please revise your contractual obligations table on page 35 to include these items you expect to pay in the future.

4. We note your disclosure that UPCIC entered into a $25.0 million surplus note with the Florida State Board of Administration under Florida's Insurance Capital Build-Up Incentive Program and that an addendum to this note was executed on November 6, 2008. Please file this agreement and addendum as an exhibit to your filing or provide us with an analysis as to why you do not believe it is required to be filed.

Report of Independent Registered Public Accounting Firm, page 40

5. Please tell us why you selected an independent public accounting firm based in Chicago, Illinois given that your corporate headquarters, and presumably your

accounting records, are located in Fort Lauderdale, Florida. Please also tell us whether your independent public accountant is licensed in the State of Florida.

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies
Concentrations of Credit Risk, page 53

6. We note that you disclose that effective June 1, 2008, UPCIC entered into a quota share reinsurance treaty with Everest Reinsurance Company, in which UPCIC cedes 50% of its gross written premiums, losses and LAE for policies with coverage for wind risk, with a ceding commission payable to UPCIC equal to 31% of ceded gross written premiums. We also note that Everest is UPCIC's largest reinsurer, and accounted for $168,444,284 in unsecured recoverables for 2008. Please file your quota share reinsurance treaty and any other material agreements with Everest as exhibits to your filing.

Note 3 – Reinsurance
2008 Reinsurance Program
Excess Catastrophe

7. You disclose that the Florida Hurricane Catastrophic Fund's loss reimbursement capacity is significantly less than your original estimate. Please disclose in MD&A the effect of the change in estimate on the company's financial position, results of operations and liquidity as well as the following:

  • The original estimate of the catastrophe fund's loss reimbursement capacity;
  • The projected cost of the reinsurance program if you deem it necessary to purchase additional private market reinsurance due to reduced estimates of the Florida catastrophe fund's claims-paying ability; and
  • The policies and procedures used to ensure the recoverability of ceded losses incurred to date from the Florida catastrophe fund.

Item 11. Executive Compensation, page 88

8. We note that if your CFO is awarded an annual performance bonus at the discretion of the Board of Directors, he or she is contractually entitled to a minimal bonus of $50,000 and that the Compensation Committee has the authority to increase such bonus beyond such contractual minimum. Please confirm that:

  • If in future periods the Board exercises its discretion to grant an award, you will discuss the factors that the Board considered in granting the award; and

- If the Committee exercises its discretion to increase such award beyond the $50,000 minimum, you will discuss the factors the Compensation Committee considered in exercising its discretion to increase such award.

Certain Relationships And Related Transactions, page 109

9. We note your disclosure that Downes and Associates, an insurance adjustment corporation owned by the father of your COO, provides claims adjusting services for the Company and that the Company paid fees $410,000 to this corporation in 2008. Please file any agreement relating to this arrangement as an exhibit to your filing as required under Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 113

10. Your filing does not appear to have been signed by an individual designated as your principal accounting officer or controller. Please advise us to as to whether one of the individuals who has already signed the filing serves as your principal accounting officer or controller. If this is the case, please confirm that you will include this additional capacity in the signature block for this individual in future filings. If your principal accounting officer or controller has not signed the filing, please amend your filing to include this individual's signature. Please see General Instruction D(2)(a) of Form 10-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant